FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	May, 2006
Commission File Number:	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated May 2, 2006, relating to: First quarter 2006 sales.

Page 1 of 13 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, May 2, 2006

FIRST QUARTER 2006 sales

RECORD FIRST QUARTER SALES, UP 28.1% TO € 3,772 MILLION

Sales were up 28.1% to € 3,772 million as at March 31, 2006.

This compares to a weak first quarter in 2005.

Volume trends were favorable, reflecting overall good weather conditions and growth in those businesses and markets where the Group is present.

Significant price increases were successfully implemented in an environment of high energy and transportation costs.

The net scope effect was +2.2%.

Foreign exchange variations positively impacted sales by 6.7%.

Bruno Lafont, Chief Executive Officer of the Group, said:

“This strong level of sales confirms the favorable trends for 2006 presented earlier this year. Our management team is focused on implementing our strategic plan, aimed at increasing the profitability of our future growth, streamlining our organization and reducing costs, in order to achieve the best performance levels in our industry, for the benefits of our shareholders.”

CONSOLIDATED SALES AS AT MARCH 31, 2006

	March 31, 2006 € Million	March 31, 2005 € Million	Variation	At constant scope and foreign exchange	At constant scope and foreign exchange, before inter divisional sales elimination
Cement	1,822	1,419	+28.4%	+19.5%	+19.7%
Aggregates & Concrete	1,238	908	+36.3%	+23.5%	+23.5%
Roofing	304	268	+13.4%	+10.2%	+10.3%
Gypsum	404	344	+17.4%	+14.9%	+15.3%
TOTAL	3,772	2,945	+28.1%	+19.2%	NA

Page 2 of 13 Total Pages

CEMENT: €1,822 MILLION (+28.4%)

This very strong growth in cement was achieved through solid volumes favored by robust construction activity in most markets -amplified in Europe and North America by more favorable weather conditions than in 2005- and through significant price increases successfully implemented.

In Western Europe, sales were up overall with good growth in France, Spain and Greece. Volume increases were more limited in Germany and in the UK. Good pricing trends were seen across the region.

Strong demand and favorable weather in North America led to a very significant increase in sales. Average prices increased significantly in both the United States and Canada.

Central and Eastern Europe recorded high levels of activity in most countries, with the exception of Poland, impacted by bad winter conditions.

Strong sales growth was recorded in the Mediterranean Basin, with a solid construction sector and good pricing trends in Jordan, Turkey, Egypt and Morocco.

In Africa, sales increased strongly, benefiting from favorable volume trends across the region, particularly in Nigeria. Prices were up in all markets.

In Asia, sales were up throughout the region. In Malaysia, prices increased strongly from the low level seen in the first quarter of 2005, while volumes declined slightly. India and South Korea continued to enjoy strong growth in volumes. Prices are stabilizing in South Korea. In the Philippines, demand was impacted by a slow construction sector. In China, volumes were substantially up, benefiting from our new plant in Chongqing.

In Latin America, sales were up overall, but with contrasting performance across the region. Very strong volume growth was recorded in Venezuela and Brazil, boosted by a high level of activity in the construction sector, while Chile remained sound. Prices in Brazil fell sharply year on year, leading to a significant decline in sales, and no price improvement is anticipated in the short term.

AGGREGATES & CONCRETE: €1,238 MILLION (+36.3%)

In Aggregates, the first quarter of 2006 continued to show positive trends in our markets. Strong sales growth was seen across Western Europe, driven by solid volumes compared to a contrasted first quarter in 2005, and by successful implementation of solid price increases. Good volume trends were experienced in Aggregates across North America, together with favorable pricing. Other countries posted generally strong levels of volume growth.

In ready-mixed concrete, strong increase in sales was recorded across most of our markets, driven by continued favorable trends in volumes in Western Europe, North America and our emerging markets, together with solid price increases to cover aggregates and cement high costs and mix improvement, driven by the further development of our value-added products.

ROOFING: €304 MILLION (+13.4%)

The Roofing business recorded an increase in sales year on year. In Western Europe, sales were up, with positive trends in most markets.

Strong momentum was maintained in the United States.

GYPSUM: €404 MILLION (+17.4%)

Sales growth was largely driven by significantly higher prices in North America, where volumes also continued to grow.

Sales in Europe were up, driven by increased volumes in all countries. Sales increased in Asia, especially in Thailand, while in South Korea, the construction market is slowly recovering.

Page 3 of 13 Total Pages

STRONG POSITIVE FOREIGN EXCHANGE IMPACT OF +6.7% AMOUNTING TO € 164 MILLION

The positive foreign currency translation impact on sales was generated mainly from the strong appreciation of the US Dollar (€ 47 million), the Canadian Dollar (€ 28 million), the Brazilian Real (€ 12 million), the Chilean Peso (€ 11 million) and the South Korean Won (€ 9 million).

SCOPE CHANGES OF +2.2% AMOUNTING TO € 70 MILLION

Sales from acquisitions amounted to a positive scope effect of € 35 million, largely due to the acquisition of Ritchie in Aggregates & Concrete in the United States (Q4 2005) and to the acquisition of the grinding station of La Esfera in Spain (mid 2005). The positive impact of the termination of the joint venture in Aggregates & Concrete in Spain and Portugal amounted to € 31 million and the creation of the Group’s joint venture with Shui On in Cement in China generated a positive impact of € 9 million. The reduction in sales due to negative scope effects was marginal (€ 5 million).

Lafarge is the world leader in building materials, with top-ranking positions in all four of its businesses: Cement, Aggregates & Concrete, Roofing and Gypsum. With 80,000 employees in 76 countries, Lafarge posted sales of Euros 16 billion in 2005.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2006 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

Lafarge’s annual general meeting of shareholders will be held at 5pm on May 24, 2006.

Lafarge’s next financial publication - 2006 half year results - will be on August 2nd, 2006 (before the Euronext stock market opens.)

For release worldwide with simultaneous release in the United States.

CONTACTS

COMMUNICATIONS		INVESTOR RELATIONS

Stéphanie Tessier:	33-1 44-34-92-32	Yvon Brind’Amour:	33-1 44-34-11-26
stephanie.tessier@lafarge.com		yvon.brindamour@lafarge.com

Lucy Wadge:	33-1 44-34-19-47	Danièle Daouphars:	33-1 44-34-11-51
lucy.wadge@lafarge.com		daniele.daouphars@lafarge.com

Louisa Pearce-Smith:	33-1 44-34-18-18	Stéphanie Billet:	33-1 44-34-94-59
louisa.pearce-smith@lafarge.com		stephanie.billet@lafarge.com

Page 4 of 13 Total Pages

Statements made in this press release that are not historical facts, including statements regarding 2006 favorable trends, enhanced returns to shareholders and performance levels, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Conference Call on First Quarter Sales to March 31, 2006

Following the release of Lafarge’s sales to March 31, 2006, a conference call will be held on:

May 2nd, 2006 at 15:30 French time, in English

(14:30 UK time; 09:30AM EDT in North America)

Hosted by Jean Jacques Gauthier, Chief Financial Officer

If you wish to participate in the conference call, please dial:

From France: +33 (0)1 72 28 08 31

From UK, toll free (UK only): 0 800 27 99 168

From USA, toll free (US only): 1 866 793 4277

International dial in number: +44 (0)1 61 601 89 18

Conference call name: “Lafarge”

A replay of the conference call will be available from May 2nd, 2006 at 6.00 pm French time to May 16th, 2006 at 6.00 pm at the following numbers:

From France: +33 (0)1 72 28 01 49

From USA, toll free (US only): 1 866 828 2261

International dial in number: +44 (0) 207 075 3214

Pin	code for all numbers: 179996#

Page 5 of 13 Total Pages

LAFARGE

Consolidated Figures (YTD)

Sales
	2006Q1	2005Q1	06/05
(Millions of euros)			(current)

By geographical zone of destination

Western Europe	1,563	1,319	18%
North America	925	637	45%
Mediterranean Basin	162	114	42%
Central and Eastern Europe	139	107	30%
Latin America	204	155	32%
Africa	393	297	32%
Asia /Pacific	386	316	22%

By business line

Cement	1,822	1,419	28%
Aggregates & Concrete	1,238	908	36%
Roofing	304	268	13%
Gypsum	404	344	17%
Others	4	6	-33%

Total	3,772	2,945	28.1%

Page 6 of 13 Total Pages

LAFARGE

Cement (YTD)

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)

(millions of tonnes)	2006Q1	2005Q1	06/05	06/05
			(current)	(like for like)
Western Europe	7.1	6.6	8%
North America	3.7	3.4	9%
Mediterranean Basin	2.4	1.9	26%
Central and Eastern Europe	1.6	1.3	23%
Latin America	1.8	1.6	13%
Africa	3.2	3.0	7%
Asia/Pacific	6.9	6.3	10%

Total	26.7	24.1	10.8%	9.2%

Sales (after elimination of inter divisional sales by destination)

(Millions of euros)	2006Q1	2005Q1	06/05	06/05
			(current)	(like for like)
Western Europe	546	470	16%
North America	311	219	42%
Mediterranean Basin	132	91	45%
Central and Eastern Europe	86	61	41%
Latin America	120	101	19%
Africa	315	239	32%
Asia/Pacific	312	238	31%
Total consolidated sales	1,822	1,419	28.4%	19.5%

Sales (before elimination of inter divisional sales by origin)

(Millions of euros)	2006Q1	2005Q1	06/05	06/05
			(current)	(like for like)
Western Europe	621	519	20%
North America	357	251	42%
Mediterranean Basin	122	91	34%
Central and Eastern Europe	87	62	40%
Latin America	151	122	24%
Africa	357	274	30%
Asia/Pacific	304	231	32%

Total before elimination of interdivisional sales	1,999	1,550	29.0%	19.7%

Page 7 of 13 Total Pages

LAFARGE

Aggregates & Concrete (YTD)

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidiaries)

Aggregates		2006Q1	2005Q1	06/05	06/05
(millions of tonnes)				(current)	(like for like)
Western Europe		19.9	17.1	16%
North America		22.0	18.6	18%
Other countries		4.9	4.1	20%

Total		46.8	39.8	17.6%	11.8%

Concrete		2006Q1	2005Q1	06/05	06/05
(millions of cbm)				(current)	(like for like)
Western Europe		4.5	3.4	32%
North America		2.5	2.2	14%
Other countries		2.4	2.3	4%

Total		9.4	7.9	19.0%	14.0%

Sales (after elimination of inter divisional sales by destination)
(Millions of euros)		2006Q1	2005Q1	06/05	06/05
				(current)	(like for like)
Aggregates & related products		464	351	32%
Ready-mix concrete & concrete products		774	557	39%

Total Aggregates & Concrete		1,238	908	36.3%	23.5%

of which	Western Europe	594	462	29%
“	North America	469	319	47%
“	Other countries	175	127	38%

Sales (before elimination of inter divisional sales by origin)
(Millions of euros)		2006Q1	2005Q1	06/05	05/04
				(current)	(like for like)
Total Aggregates & Concrete		1,242	910	36.5%	23.5%

Aggregates & related products		555	420	32.1%	21.0%

of which pure Aggregates	Total	448	346	29%
	Western Europe	236	197	20%
“	North America	175	122	43%
“	other countries	37	27	37%
Ready-mix concrete & concrete products		779	559	39.4%	25.8%

of which Ready-mix	Total	741	536	38%
	Western Europe	358	266	35%
“	North America	234	164	43%
“	other countries	149	106	41%

Eliminations intra A&C		-92	-69	33%

Page 8 of 13 Total Pages

LAFARGE

Roofing (YTD)

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)

		2006Q1	2005Q1	06/05	06/05
				(current)	(like for like)
Concrete roof tiles	(millions of m²)	24.4	23.4	4%	4.1%

Western Europe		10.4	9.8	6%
North America		5.9	5.5	7%
Other countries		8.1	8.1	0%

Clay roof tiles	(millions of m²)	5.2	4.7	11%	10.4%

Western Europe		4.8	4.2	14%
Other countries		0.4	0.5	-20%

Chimneys	(kms)	762	725	5%	5.2%

Sales (after elimination of inter-divisional sales by destination)
(Millions of Euros)		2006Q1	2005Q1	06/05	06/05
				(current)	(like for like)
Total		304	268	13.4%	10.2%

Western Europe		213	196	9%
	Germany	39	39	0%
	Other countries	174	157	11%
Other countries		91	72	26%

Sales (before elimination of inter divisional sales by origin)
(Millions of Euros)		2006Q1	2005Q1	06/05	06/05
				(current)	(like for like)
Total		305	268	13.8%	10.3%

of which concrete roof tiles	Western Europe	90	84	7%
“	North America	36	28	29%
	Other countries	23	20	15%
of which clay roof tiles		53	45	18%
of which chimneys (1)		42	34	24%
of which other roofing products		61	57	7%

(1)	Including the “other roofing products” of the Chimney business.

Page 9 of 13 Total Pages

LAFARGE

Gypsum (YTD)

Volumes of gypsum wallboard (adjusted for the contributions of our proportionally consolidated subsidiaries)

(millions of m²)	2006Q1	2005Q1	06/05	06/05
			(current)	(like for like)
Total	175	165	6.1%	7.9%

Sales (after elimination of inter-divisional sales by destination)

(Millions of euros)	2006Q1	2005Q1	06/05	06/05
			(current)	(like for like)
Total	404	344	17.4%	14.9%

of which Western Europe	209	188	11%
of which North America	105	70	50%
of which other countries	90	86	5%

Sales (before elimination of inter divisional sales by origin)

(Millions of euros)	2006Q1	2005Q1	06/05	06/05
			(current)	(like for like)
Total	410	348	17.8%	15.3%

of which Western Europe	219	199	10%
of which North America	105	70	50%
of which other countries	86	79	9%

Page 10 of 13 Total Pages

Sales March 31st 2006

Ytd like for like Sales variance analysis by region and in major markets.*

	Volume effect	Other effects **	Activity variation vs 2005

CEMENT
Western Europe	11.4%	6.0%	17.4%
France	10.3%	5.0%	15.3%
United Kingdom	3.1%	10.8%	13.9%
Spain	14.9%	14.8%	29.7%
Germany	5.1%	7.3%	12.4%
Greece	21.0%	-6,2%***	14.8%
Central and Eastern Europe	17.7%	12.9%	30.6%
Poland	3.9%	-4.3%	-0.4%
Romania	13.8%	1.6%	15.4%
Serbia	35.4%	11.2%	46.6%
Russia	17.6%	68.0%	85.6%
Mediterranean Basin	17.2%	15.9%	33.1%
Turkey	34.8%	21.2%	56.0%
Morocco	11.9%	4.2%	16.1%
Jordan	13.3%	21.7%	35.0%
Egypt	14.6%	21.3%	35.9%
North America	12.7%	15.9%	28.6%
Latin America	16.8%	-9.6%	7.2%
Brazil	23.2%	-45.1%	-21.9%
Venezuela	30.3%	7.6%	37.9%
Chile	4.8%	1.1%	5.9%
Africa	8.8%	15.5%	24.3%
Kenya	9.0%	10.7%	19.7%
Nigeria	24.1%	19.4%	43.5%
South Africa	3.8%	10.2%	14.0%
Asia, Pacific	7.1%	5.8%	12.9%
Indonesia	42.3%	26.8%	69.1%
Malaysia	-6.7%	27.1%	20.4%
Philippines	-3.1%	6.3%	3.2%
India	8.1%	4.0%	12.1%
South Korea	12.9%	-6.6%	6.3%
Chine	42.9%	-10.6%	32.3%
Total CEMENT	9.2%	10.5%	19.7%

AGGREGATES and related activities
France (pure Aggregates)	8.6%	5.8%	14.4%
United Kingdom (pure Aggregates)	6.6%	3.2%	9.8%
North America (pure Aggregates)	13.7%	10.5%	24.2%
South Africa	17.2%	7.2%	24.4%
Pure Aggregates	11.8%	6.5%	18.3%

Total Aggregates and related activities			21.0%

CONCRETE and related activities
France (readymix)	17.3%	5.1%	22.4%
United Kingdom (readymix)	6.2%	9.9%	16.1%
North America (readymix)	10.0%	16.0%	26.0%
South Africa	24.6%	16.3%	40.9%
Total ReadyMix	14.2%	10.6%	24.8%

Total Concrete and related activities			25.8%

*	Variance on like for like sales on domestic markets before elimination of sales between Divisions
**	Other effects : including price effects, product and customer mix effects
***	Pure Cement price effect +3,4%

Page 11 of 13 Total Pages

Sales March 31st 2006

Ytd like for like Sales variance analysis by region and in major markets.*

	Volume effect	Other effects **	Activity variation vs 2005

ROOFING
Western Europe Concrete T&F	6.2%	0.4%	6.6%
Western Europe Clay T&F	12.6%	1.6%	14.2%
UK
Concrete	9.4%	-2.2%	7.2%
Clay	11.8%	-3.9%	7.9%
France
Concrete	8.2%	3.2%	11.4%
Clay	4.9%	6.0%	10.9%
Germany
Concrete	-3.0%	-2.6%	-5.6%
Clay	8.2%	-1.2%	7.0%
United States (Concrete)	5.0%	12.5%	17.5%

Chimneys	4.9%	15.6%	20.5%
Accessories		8.0%	8.0%

Total ROOFING			10.3%

GYPSUM
BOARDS	5.8%	10.7%	16.5%
Western Europe	13.5%	-1.0%	12.5%
North America	1.7%	35.7%	37.4%
Asia, Pacific	0.0%	3.7%	3.7%

Total GYPSUM			15.3%

*	Variance on like for like sales on domestic markets before elimination of sales between Divisions

**	Other effects : including price effects, product and customer mix effects

Page 12 of 13 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 2, 2006	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

Page 13 of 13 Total Pages